

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2015

<u>Via Email</u>
Ms. Anastasia Nyrkovskaya
Chief Financial Officer
Vringo, Inc.
780 3rd Avenue, 12th Floor
New York, NY 10017

> **Re: Vringo, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 10, 2014**
> **File No. 001-34785**

Dear Ms. Nyrkovskaya:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                        Sincerely,

                                                        /s/ Robert S. Littlepage, for

                                                        Larry Spirgel
                                                        Assistant Director